767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

August 1, 2022

Via EDGAR

Abby Adams
Christine Westbrook
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Neogen Corporation Amendment No. 4 to Registration Statement on Form S-4 Filed on July 27, 2022 File No. 333-263667

Dear Ms. Adams and Ms. Westbrook:

On behalf of our client, Neogen Corporation (the “Company”), set forth below is the response of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that was set forth in your letter dated July 29, 2022, regarding Amendment No. 4 to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on July 27, 2022.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.

Unaudited Combined Financial Statements for the Food Safety Business of 3M Company, page F-1

1.
We note on page 228 that 3M's Quarterly Report on Form 10-Q filed with the SEC on July 27, 2022 has been incorporated by reference. Accordingly, please update your filing to include the combined financial statements for the Food Safety Business as of June 30, 2022 or tell us your basis for not providing these financial statements citing authoritative literature. In addition, please update the Summary Historical Combined Financial Information of the Food Safety Business on pages 38 and 39, the Unaudited Pro Forma Condensed Combined Financial Information of Neogen and the Food Safety Business starting on page 103, and Management’s Discussion and Analysis of Financial Condition and Results of Operations starting on page 120 to reflect the historical financial information for the Food Safety Business as of June 30, 2022, or tell us your basis as to why an update is not required. Refer to Article 11-02(c) of Regulation S-X.

Response: The Company appreciates the opportunity to have discussed this comment with the Staff.  In accordance with those discussions, 3M Company has confirmed that the combined financial statements for the Food Safety Business as of June 30, 2022 and for each of the three and six months ended June 30, 2022 and June 30, 2021 (including Summary Historical Combined Financial Information of the Food Safety Business as of and for such dates, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations) will be provided on a Current Report on Form 8-K by 3M Company.  In addition, the Company hereby confirms that updated Unaudited Pro Forma Condensed Combined Financial Information of Neogen and the Food Safety Business derived utilizing the historical combined balance sheet of the Food Safety Business as of June 30, 2022 and the historical combined statement of income of the Food Safety Business for the twelve months ended June 30, 2022, will be provided on a Current Report on Form 8-K by the Company.  The information set forth in both Current Reports will be incorporated by reference into the Registration Statement upon filing, and both Current Reports will be filed promptly following the time such information is finalized (and in any event no later than the date that such information would be required to be filed pursuant to the regulations of Regulation S-K promulgated under the Securities Act of 1933, as amended).

*   *   *   *   *   *

If you have any questions concerning the Registration Statement or require any additional information, please do not hesitate to contact me at (212) 310-8268 or eoghan.keenan@weil.com or my colleague Michael J. Aiello at (212) 310-8552 or michael.aiello@weil.com.

Sincerely yours,

/s/ Eoghan P. Keenan
Eoghan P. Keenan

cc:	Amy M. Rocklin, Neogen Corporation
Michael J. Aiello, Weil, Gotshal & Manges LLP
Michelle A. Sargent, Weil, Gotshal & Manges LLP
Mojdeh Poul, Garden SpinCo Corporation
Kevin Rhodes, Garden SpinCo Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz